Inland Real Estate Corporation
                              Sticker Supplement


This Supplement No. 7 to the Company's Prospectus dated April 7, 1998 updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.


                           Real Property Investments


On June 23, 1998, the Company acquired the entire fee simple interest in a Single-user retail property located at 331 Irving Avenue in Woodstock, Illinois known as the "Walgreens property" from an unaffiliated third party for a purchase price of approximately $1,162,000.


                             Plan of Distribution

The Company commenced the Offering on April 7, 1998. As of June 22, 1998, the Company had accepted subscriptions for 5,141,661 shares ($51,185,231 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee). Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer-manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of June 22, 1998, these commissions and fees totaled $5,373,035. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services, as described more fully in the Prospectus.






                               SUPPLEMENT NO. 7
                              DATED JUNE 25, 1998
                     TO THE PROSPECTUS DATED APRIL 7, 1998
                       OF INLAND REAL ESTATE CORPORATION

This Supplement No. 7 is provided for the purpose of supplementing the Prospectus dated April 7, 1998 of Inland Real Estate Corporation (the "Company") as previously supplemented by Supplement No. 1 dated April 9, 1998, Supplement No. 2 dated April 21, 1998, Supplement No. 3 dated April 27, 1998, Supplement No. 4 dated May 5, 1998, Supplement No. 5 dated May 28, 1998 and Supplement No. 6 dated June 16, 1998 and must be read in conjunction therewith. This Supplement No. 7 updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.

                           Real Property Investments

On June 23, 1998, the  Company  acquired  the  entire  fee simple interest in a
Single-user retail property located at 331 N. Irving Avenue in Woodstock, Illinois known as "the Walgreens property" from Woodstock Walgreen Venture, an unaffiliated third party, for approximately $1,162,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $73.28 per square foot, which the Company concluded was fair and reasonable based on, among other things, an appraisal received by the Company and presented to the Company's board of directors.

The Walgreens property was built in 1973 and is a one-story, single-user retail property aggregating 15,856 leasable square feet. As of June 23, 1998, the Walgreens property was 100% leased. In evaluating the Walgreens property as a potential acquisition, the Company considered a variety of factors including location, demographics, price per square foot, existing rental rates compared to market rates, and occupancy. The Company believes that the property is located within a vibrant economic area. This property has been recently renovated to include a drive-up facility. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company does not anticipate making any significant repairs and improvements to the Walgreens property over the next few years. A substantial portion of any monies spent on repairs and improvements would be paid by the tenant, pursuant to the terms of the existing lease.

The table below sets forth certain information with respect to the occupancy rate at the Walgreens property expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot:

                                     Occupancy Rate
                                          as of                    Effective
            Year Ending               December 31,               Annual Rental
           December 31,               of Each Year               Per Square Ft
           ------------               ------------               -------------
               1997                       100%                       $6.99
               1996                       100                         6.99
               1995                       100                         6.99
               1994                       100                         6.99
               1993                       100                         6.99


                                      -1-



One tenant, Walgreens, a drug  store,  leases  100% of the total gross leasable
area of the property.    Walgreens  pays  base  annual rent, payable monthly as
follows:
                                           Base Rent
                                          Per Square
                  Square Feet  % of Total   Foot Per         Lease Term
  Lessee            Leased    Square Feet    Annum      Beginning       To
-----------       ----------- ----------- ------------ ------------ ---------
Walgreens           15,856       100%     $ 6.99        Current      03/31/30

For federal income tax purposes, the Company's depreciable basis in the Walgreens property will be approximately $760,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years. Real estate taxes are paid directly by the tenant and are not available from the seller.

On June 23, 1998, a total of 15,856 square feet was leased to one tenant at the Walgreens property. The following tables set forth certain information with respect to the amount of and expiration of the lease at this single-user retail property:

                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------          ----------    -----     ------     -----------    -----------
Walgreens           15,856      03/30        -        $110,800         $6.99


                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                        Approx. GLA  Annual Base    Total     Per Square  Building  GLA    Rent
  Year       Number of  of Expiring   Rent of       Annual    Foot Under   Represented  Represented
 Ending       Leases      Leases     Expiring       Base      Expiring     by Expiring  By Expiring
December 31, Expiring   (Sq. Ft.)    Leases        Rent (1)   Leases        Leases        Leases
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998-
     2007        -          -           -        $110,800         -           -             -


(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management  that  the  space  will  be  released  at  market  rates,  at the time of releasing.




The Company received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for the Walgreens property, as of May 26, 1998, of $1,200,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.



                                      -2-



                             Plan of Distribution

The Company commenced the Offering on April 7, 1998, and as of June 22, 1998 had accepted subscriptions for 5,141,661 shares ($51,185,231 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance
Fees).

Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of June 22, 1998, these commissions and fees totaled $5,373,035. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services. The Company incurred Property Management Fees of approximately $1,120,000 for the year ended December 31, 1997 and $229,307 for the year ended December 31, 1996. The Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the year ended December 31, 1997, the Company had incurred Advisor Asset Management Fees of $843,000.







































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